UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

(Commission File No. 001-35446)

NOVADAQ TECHNOLOGIES INC.

(Translation of registrant’s name into English)

5090 Explorer Drive

Suite 202, Mississauga

Ontario, Canada L4W 4T9

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 11, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NOVADAQ TECHNOLOGIES INC.
(Registrant)

	By:	/s/ J. Andrew Pierce
	Name:	J. Andrew Pierce
	Title:	President

Date: September 11, 2017

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